ARTICLES OF AMENDMENT
TO
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
LIFEVANTAGE CORPORATION

Pursuant to the provisions of Section 7-90-301 and 7-110-106 of the Colorado Revised Statutes, the undersigned person, desiring to amend the Amended and Restated Articles of Incorporation of LIFEVANTAGE CORPORATION (the “Corporation”), under the laws of the State of Colorado, does hereby sign, verify, and deliver to the Office of the Secretary of State of Colorado, this Amendment to the Amended and Restated Articles of Incorporation for the Corporation:

FIRST: The name of the Corporation is Lifevantage Corporation.

SECOND: The original Articles of Incorporation of the Corporation were filed with the Colorado Secretary of State on June 10, 1988 under the name Andraplex Corporation. Articles of Amendment to the Articles of Incorporation were filed with the Colorado Secretary of State on January 29, 1992 and September 30, 2004. The Amended and Restated Articles of Incorporation of the Corporation were filed with the Colorado Secretary of State on November 22, 2006. A Statement of Correction to Amended and Restated Articles of Incorporation was filed with the Colorado Secretary of State on May 17, 2007.

THIRD: Article V of the Amended and Restated Articles of Incorporation is amended by adding a new Section 5.4 at the end thereof, which shall read as follows:

“5.4 Combination and Reverse Stock Split.  Following the filing of this amendment to the Corporation’s Amended and Restated Articles of Incorporation and effective at 12:01 a.m. Mountain Daylight Time on October 19, 2015 (the “Amendment Effective Time”) pursuant to Colorado law, each seven (7) shares of common stock issued and outstanding immediately prior to the Amendment Effective Time shall be combined in one (1) validly issued, fully paid and nonassessable share of common stock, without any action by the holder thereof.  The Corporation will not issue fractional shares of common stock in connection with the combination; instead, each fractional share that would otherwise result from the combination shall be rounded up to one whole share of common stock.  Each certificate representing shares of common stock outstanding as of the Amendment Effective Time will thereafter represent that corresponding number of post-combination shares.  Each person holding a certificate or certificates representing shares of common stock as of the Amendment Effective Time shall receive, upon surrender of such certificate or certificates, a new certificate or certificates evidencing and representing the number of shares of common stock to which such person is entitled as a result of the combination.”

FOURTH: The preceding amendments to the Amended and Restated Articles of Incorporation were duly adopted by the Board of Directors on August 27, 2015 and October 15, 2015 and by the shareholders of the Corporation on October 15, 2015, pursuant to and in accordance with the Colorado Business Corporation Act and the Amended and Restated Articles of Incorporation.

FIFTH: The amendments are to be effective at 12:01 a.m. Mountain Daylight Time on October 19, 2015.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to Amended and Restated Articles of Incorporation to be signed by its Secretary this 15th day of October, 2015.

LIFEVANTAGE CORPORATION

By: /s/ Beatryx Washington
Name: Beatryx Washington
Title: Secretary